TSX-V:GNG

www.goldengoliath.com

FOR IMMEDIATE RELEASE

Frijolar II Underground Sampling Completed

Potential Strike Length at Las Bolas Extended

Vancouver, Canada, July 15, 2009 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce from chip sampling assay data from within the Frijolar II tunnel has now been received and compiled (see annexed table and sample map on the Company’s website). Excellent values were returned within this working, including 4.19 metres grading 536 gm silver/tonne and 1.72 metres grading 726 gm silver/tonne. Frijolar II lies about 200 metres south of the Las Bolas tunnel on a separate, parallel trend. Initial sampling was conducted within this tunnel in 2008, along its 71 metre length. A subsequent cave-in has now blocked access to the end of the working allowing only 43 metres to be covered by the current sampling, which averaged 281 gm silver/tonne over the entire length, with an average mining width of 2.51 metres.

In addition to the Frijolar II work, two other old workings called San Luis and El Maguachi now been entered and sampled for the first time. These workings, which trend in the same direction as those in the main Las Bolas area, lie approximately 1,400 metres east of the Frijolar II tunnel, and the mineralization within them looks identical to that found within the Las Bolas tunnel. Three samples were taken within the San Luis area. A chip sample across a thirty cm wide vein structure within San Luis ran 509 gm silver/tonne, with 0.21 gm gold/tonne and its 1 metre wide footwall assayed at 74 gm silver/tonne. A grab sample of the same structure, further along the working, assayed 720 gm silver/tonne with 0.42 gm gold/tonne. Outside, 200m south of the San Luis at a collapsed working called San Luis II, a chip sample across a 30 cm wide exposure of the same vein structure assayed at 1,850 gm silver/tonne with 0.61 gm gold/tonne. The existence of these workings and the mineralization found there indicates that the Las Bolas, Frijolar and El Corazon trends have a strike length, measured from the entrance of the Las Bolas mine tunnel, of approximately 1,600 metres. An updated map of this area appears on the company’s website.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). Assays are done using traditional methods at Inspectorate Labs and Chemex Labs. The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Frijolar II Sample Data

Sample Number	Zone (cm*)	HW** (cm)	FW*** (cm)	Gold gm/tonne	Silver gm/tonne	Width (metre)	Weighted Average
							Gold gm/tonne	Silver gm/tonne
760539			167	0.05	13	3.31	0.05	79
760540	70			0.05	96
760541		94		0.05	182
760542	150			0.1	165	1.5	0.10	165
760543			114	0.06	20	4.08	0.11	70
760544		81		0.05	16
760545	213			0.15	117
760546		88		0.05	14	3.47	0.07	110
760547	189			0.08	156
760548			70	0.05	108
760549			117	0.06	748	4.19	0.06	536
760550	124			0.08	948
760551		178		0.05	110
760552	104			0.08	855	1.72	0.07	726
760553		68		0.05	528
760554			125	0.1	289	2.78	0.07	310
760555	153			0.05	327
760556	150			0.05	301	1.5	0.05	301
760557			107	0.05	54	2.2	0.05	194
760558	113			0.05	327
760559	100			0.05	248	1.9	0.05	406
760560			90	0.06	582
760561		190		0.08	72	2.7	0.11	420
760562	80			0.17	1245
760563		190		0.05	95	2.6	0.05	260
760564			70	0.05	708
760565	90			0.05	313	1.4	0.15	207
760566		50		0.32	16
760567			91	0.05	151	1.81	0.05	333
760568	90			0.05	517

(cm*) = centimeter, FW** = Footwall, HW*** = Hangingwall